October 10, 2006
BY EDGAR
Ms. Angela Crane
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 of Metso Corporation (File No. 001-14400)
On behalf of our client, Metso Corporation (the “Company”), this is to acknowledge the receipt of the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission that were contained in the Staff’s letter to Mr. Olli Vaartimo of the Company dated September 26, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. The Company is currently in the process of collecting and verifying information relevant to their response to the Comment Letter. However, due to scheduling conflicts and, in particular, demands imposed on the Company’s officers responsible for its financial reporting by the preparation of an interim report for the third quarter ended September 30, 2006, it will be difficult for the Company to complete the Company’s response within the 10 business day period specified in the Comment Letter. The Company believes that the response should be completed in the course of the next two weeks and expects to be in a position to respond to the Comment Letter no later than October 20, 2006. Accordingly, the Company requests an extension to the response period until such date. Should there be any change in this expected schedule we will inform you accordingly.
Please do not hesitate to contact the undersigned at +358 9 228 641 should you wish to discuss the above.
/s/ Petri Haussila
Petri Haussila

cc:	Mr. Eric Atallah, U.S. Securities and Exchange Commission Mr. Martin James, U.S. Securities and Exchange Commission Mr. Aleksanteri Lebedeff, Metso Corporation